NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES REINSTATEMENT OF
AT-THE-MARKET EQUITY FINANCING PROGRAM
(Calgary, July 13, 2009) /Marketwire/ – Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), today announced that Pengrowth has entered into an agreement to reinstate the equity distribution agreement with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) dated December 14, 2007 (the “Agreement”) which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time through the Underwriters, as our agents. To date, no trust units have been distributed by Pengrowth pursuant to the Agreement.
Sales of trust units, if any, pursuant to the Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). The trust units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of trust units will be used for general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion.
The distribution of the trust units pursuant to the Agreement has been qualified by the filing of a Prospectus Supplement dated July 10, 2009 to Pengrowth’s Short Form Base Shelf Prospectus dated May 5, 2009 with the securities regulatory authorities in Canada, and by the filing of a Prospectus Supplement dated July 10, 2009 to Pengrowth’s Form F-10 Registration Statement dated May 5, 2009 filed with the United States Securities and Exchange Commission. The Base Shelf Prospectus and Prospectus Supplement are available on SEDAR and the Form F-10 Registration Statement and the Prospectus Supplement are available on EDGAR or, alternatively, can be obtained by contacting Pengrowth Investor Relations by email at: investorrelations@pengrowth.com or by telephone at: 1-888-744-1111.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy trust units, nor shall there be any sale of the trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
About Pengrowth:
 Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.8 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224  Toll Free: 1-888-744-1111  Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684  Facsimile: (403) 781-9757

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